

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

March 20, 2007

Via Facsimile and U.S. Mail

David J. Vander Zanden
Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re: School Specialty, Inc.**
> **Form 10-K for the fiscal year end April 29, 2006**
> **Filed July 12, 2006**
> **File No. 000-24385**

Dear Mr. Vander Zanden:

We have reviewed your response letter dated February 20, 2007, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K April 29, 2006

Note 8 – Securitization of Accounts Receivable, page 51

1. We note your response to comment 2 of our letter dated January 30, 2007. Please tell us what you are netting with the proceeds from amounts sold under the receivables securitization and revise your disclosure accordingly in future filings.

2. You agreed to eliminate references to "borrowings and repayments" in describing your sale of accounts receivable but the proposed disclosure in response to comment 3 substitutes " proceeds" for "borrowings" and continues to refer to repayments. Repayment of amounts borrowed using receivables as collateral and borrowings should generally be classified as financing cash flows. Please

explain, as previously requested, what repayments represent under the accounts receivable securitization facility. Tell us specifically what you are repaying.

3. It appears that you are receiving advances, in a separate transaction, prior to the transfer of accounts receivable that must be repaid and you are charged interest at the LIBOR rate on the advances. If true, please tell us if the advances are due on demand or the maturity date. If the accounts receivable are transferred at the same time as the "advance" is received, please clearly state that fact. Also, please specifically tell us whether or not the advance is the consideration received in exchange for the transferred assets as proceeds of the sale.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna Di Silvio, Review Accountant at (202) 551- 3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief